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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)



                                 MAREX.COM, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   566536 10 8
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                                 (CUSIP Number)

                                Mary P. McConnell
                              Genmar Holdings, Inc.
                       100 South Fifth Street, Suite 2400
                          Minneapolis, Minnesota 55402
                                 (612) 337-1800
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 26, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note. Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


NY2:\907935\03\JGKF03!.DOC\47650.0013
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CUSIP No. 566536 10 8                                               13D                 Page 2 of 7 Pages
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1          NAMES OF REPORTING PERSON

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           GENMAR HOLDINGS, INC.

           IRS NO. 41-1778106
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         |_| (a)

                                                                     |_| (b)
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3          SEC USE ONLY


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4          SOURCE OF FUNDS*

           WC
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

           |_|
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           STATE OF DELAWARE
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   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH      7         SOLE VOTING POWER
              REPORTING PERSON WITH
                                                              1,595,927(1) shares
                                                    --------- ---------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              0
                                                    --------- ---------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              1,595,927(1) shares
                                                    --------- ---------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              0
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

           1,595,927(1) shares
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.90%
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14         TYPE OF REPORTING PERSON*

           CO
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1 Excludes warrants to purchase an additional 1,514,367 shares, which are to be issued to Genmar upon the occurrence of certain events.

ITEM 1.  SECURITY AND ISSUER.

This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Marex.com, Inc., a Florida corporation (the "Issuer"), including the shares of Common Stock into which shares of the Issuer's Series A1 Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), are convertible. The Issuer's principal executive office is located at 2701 South Bayshore Drive, 5th Floor, Miami, Florida 33133.

ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is filed on behalf of Genmar Holdings, Inc., a Delaware corporation ("Genmar"), whose principal business is the manufacture and sale of recreational power boats. Genmar's principal office is located at 100 South Fifth Street, Suite 2400, Minneapolis, Minnesota 55402. All of Genmar's executive officers and directors are U.S citizens. Their names, business addresses and principal occupations are listed on Exhibit A hereto.

During the last five years, neither Genmar nor any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the terms of a Securities Purchase Agreement, dated as of March 2, 2000, by and between the Issuer, Genmar and other purchasers named therein, Genmar purchased 20,000 shares of the Issuer's Preferred Stock (the "Preferred Shares") for an aggregate of $2 million in cash. Genmar used its available working capital to purchase the Preferred Shares, which are immediately convertible into 153,846 shares of Common Stock. The shares of Common Stock underlying the Preferred Shares were registered on the Issuer's Registration Statement (Registration No. 333-36276) on Form S-3 under the Securities Act of 1933 (the "Registration Statement") on May 4, 2000. A copy of the Securities Purchase Agreement is attached hereto as Exhibit B and incorporated by reference in its entirety. The descriptions set forth in this statement are qualified in their entirety by reference to the Securities Purchase Agreement as attached hereto. Reference is also made to the Registration Statement, a copy of which is on file with the Securities and Exchange Commission.

In addition, the Issuer and Genmar entered into a Strategic Relationship Agreement, dated as of April 26, 2000, under which Genmar will utilize certain electronic commerce systems to be developed and operated by the Issuer. In connection with the Strategic Relationship Agreement, the Issuer entered into a Warrant Agreement (the "Warrant Agreement"), dated as of April 26, 2000, under which the Issuer issued to Genmar warrants (the "Warrants") to purchase up to 1,442,081 shares of the Issuer's Common Stock. The Warrant Agreement, which is more fully described in Item 5 below, is attached hereto as Exhibit C and incorporated in its entirety by reference. The descriptions set forth in this statement are qualified in their entirety by reference to the Warrant Agreement as attached hereto.


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


ITEM 4.  PURPOSE OF TRANSACTION.

Genmar acquired the Preferred Shares and Warrants for investment purposes to participate in the future financial growth of the Issuer. Under the Strategic Relationship Agreement, Genmar will engage the Issuer as Genmar's exclusive electronic aggregator for the purchase of marine-related material, components and equipment.

Genmar may purchase additional shares of Common Stock from time to time, depending on various factors, including, without limitation, the price of the Common Stock, the Issuer's business prospects and market conditions. Genmar may also determine to dispose of some or all of its beneficial holdings of the Issuer's securities. Genmar has no present plans or proposals which relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but may, at any time or from time to time, review, reconsider and discuss with the Issuer which would thereafter result in the adoption of such plans or proposals.



ITEM  5.  INTEREST IN SECURITIES OF ISSUER.

(a) As of the date hereof, Genmar owns of record and beneficially 20,000 shares of the Issuer's Preferred Stock, and warrants to purchase up to 1,442,081 shares of the Issuer's Common Stock. In addition, pursuant to the Warrant Agreement, Genmar may be issued warrants to purchase an additional 1,514,367 shares of Common Stock upon the occurrence of certain specified events.

Genmar may be deemed to beneficially own the 153,846 shares of Common Stock into which the Preferred Shares are currently convertible. Both the number of shares of Common Stock into which shares of Preferred Stock are convertible and the conversion price are subject to adjustment. Upon the completion by the Issuer of an underwritten offering meeting certain criteria, all outstanding shares of Preferred Stock will convert automatically into shares of Common Stock.

In addition, Genmar may be deemed to beneficially own up to 1,442,081 shares of Common Stock for which the Warrants are immediately exercisable under the terms of the Warrant Agreement. As of the date hereof, assuming conversion of the Preferred Shares and exercise of the immediately exercisable Warrants for 1,442,081 shares of Common Stock, Genmar would hold 19.9% of the Issuer's currently outstanding Common Stock. Under the Warrant Agreement, Genmar may exercise the Warrants only if such exercise does not result in Genmar holding in excess of 19.9% of the Issuer's Common Stock. In addition, under the Warrant Agreement, Genmar may be issued Warrants for an additional 1,514,367 shares of Common Stock upon the earlier of (a) conversion of all of the 420,000 shares of Preferred Stock currently issued and outstanding, (b) consummation of an underwritten public offering of the Issuer's Common Stock meeting certain criteria, or (c) April 26, 2001. Each of these three conditions either cannot occur within 60 days of the date of the event requiring filing of this statement or is beyond the control of Genmar. Therefore, Genmar may not be deemed to beneficially own the 1,514,367 shares of Common Stock to which these conditions apply.

The Warrants expire on the earlier of (a) February 14, 2005, (b) three years from the consummation of an underwritten public offering of the Issuer's Common Stock meeting certain criteria and (c) 30 days from the termination of the Strategic Relationship Agreement. The number of shares of Common Stock underlying the Warrants and the initial price at which Genmar may exercise the Warrants shall be adjusted upon the occurrence of certain events in accordance with a formula. The Warrant Agreement grants to Genmar certain registration rights with respect to the Common Stock underlying the Warrants.

To the best knowledge of Genmar, no other party named in Item 2 owns any of the Issuer's Common Stock.

(b) Genmar has the sole power to vote and the sole power to dispose of all shares of Common Stock beneficially owned by it.

(c) The only transaction in the Issuer's Common Stock that was effected by any person named in paragraph (a) above during the past 60 days is the acquisition of the Preferred Shares and Warrants as reported in Item 3 above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

(e)  Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described above, Genmar is a party to the Securities Purchase Agreement, pursuant to which Genmar acquired 20,000 shares of the Issuer's Preferred Stock, and the Warrant Agreement, pursuant to which Genmar has the right to acquire up to 1,442,081 shares of the Issuer's Common Stock.

Pursuant to the Securities Purchase Agreement, the Issuer sold an aggregate of 420,000 shares of Preferred Stock, including the 20,000 Preferred Shares acquired by Genmar. Of these 20,000 Preferred Shares, 10,000 shares, and payment therefor, were delivered on March 2, 2000; the balance was delivered on May 2, 2000. The 10,000 Preferred Shares delivered on each of these dates were immediately convertible upon issuance. The Securities Purchase Agreement provides that each purchaser named therein may dispose of the shares of Preferred Stock held by it only pursuant to an effective registration statement.



ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A - List of Executive Officers and Directors
Exhibit B -- Securities Purchase Agreement, dated as of March 2, 2000, by and between the Issuer, Genmar and the other purchasers named therein.
Exhibit C - Warrant Agreement, dated as of April 26, 2000, between the Issuer and Genmar.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

                           May 5, 2000
                           ---------------------
                           (Date)

                           GENMAR HOLDINGS, INC.


                           By:/s/ Roger R. Cloutier II
                              --------------------------------------
                           Name:  Roger R. Cloutier II
                           Title: Executive Vice President and Chief
                                  Financial Officer